Liquid Media CEO Joshua Jackson Provides Letter to Shareholders

Now Fully Regulatorily Compliant with BCSC and Showing Significant Revenue Increases, Company is Poised to Execute on Its Mission to Provide Content Developers with a Full Suite of Services for Intelligence, Distribution and Financing

VANCOUVER, British Columbia, September 20, 2022 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) CEO Joshua Jackson today provides a Letter to Shareholders:

To our valued shareholders:

After our recent announcement of a 187% increase in revenue, the regaining of compliance with the British Columbia Securities Commission, and the lifting of our Cease Trading Order, I write to you to declare that we are, once again, ready and able to deliver on our promise to deliver end-to-end media solutions to optimize Intellectual Property (IP) development, financing, distribution and monetization for studios, independent production companies and producers.

Over the last eight months, we have been meticulously striving to shore up partnerships and acquisitions to provide our clients with infrastructure, services, research, and resources that will position Liquid Media Group as a leader in the independent content creation universe, and unique in its scope of offerings unlike any other provider in our space.

Prior to my assuming the CEO role, we solidified our position with the completion of our acquisition of iGEMStv and launched our blockchain framework.  We have a deep pipeline of Intelligence or data-driven partner companies that we look to announce alongside our partnership with Slated. Our subsidiary, distributor Digital Cinema United (DCU) has expanded its capabilities for cloud-based distribution across the globe via DCU Connect, and we have increased our content distribution partnership with Insight TV. Lastly, Indieflix, our alternative production and distribution subsidiary, is seeing ground-breaking renewals for its signature impact and educational content.

Since I’ve become CEO, we’ve further expanded our distribution channels through a partnership with Vuulr, and launched Projektor, an online video community that provides filmmakers complete control to self-distribute content directly to their viewers, while providing them access to the latest monetization, social, and showcasing features.  As it continues to develop, Projektor will provide a revolutionary “last mile” business-to-business financing platform for studios, production companies, talent/agencies and investors that will both support financing gaps and elevate projects through Liquid Media’s ecosystem of intelligence and distribution subsidiaries and partners.

Equally as important, I’ve been collaborating with management and our board to ensure a healthy and compliant company by allocating appropriate resources, including the hiring of our new CFO, Sheri Rempel, and bringing all filings up to date.  Outstanding remains our non-compliance with the Nasdaq rules regarding share price, and we are diligently working to resolve this as well.  Moving into the end of the year, we will continue to execute on the expansion of our offering and creation of new offerings for our clients, and I look forward to sharing new partnerships, new wins and infrastructure to help us more effectively communicate with our investors.

I believe that Liquid Media continues to be a quality investment, providing inflation- and recession-proof shareholder value.  Regardless of the economy, and the means to deliver it, entertainment is now a staple among households worldwide.  Surely as the development of content has significantly expanded beyond the studio system, and then beyond the major distribution platforms, Liquid Media is equipped to stay ahead of the trends and we believe that our suite of services will expand the possibilities of new, improved and relevant content distributed digitally, with creators paid fairly for their efforts.

Our distribution partners will help drive this, in partnership with our wholly owned subsidiaries. For example, Impactful (www.impactful.co), a new social impact brand born out of our Indieflix video platform, will multiply its social impact and curriculum-based slate. Current Impactful licensees includes state education boards, corporations, government bodies and foundations. Impactful manages a large five-figure database of domestic licensees and is poised to move next into international markets.

DCU will leverage its more than 750 clients across theatrical, live, and digital channels into new innovative reseller and distribution channels, while moving its media business to the cloud and SaaS; this move includes DCU’s eDelivery platform DCU Connect, which now exceeds 3,000 sites globally.  We believe these strategic developments will help to be more competitive against larger production companies. Meantime, iGems and Filmocracy will expand their festival presence and partnerships, allowing filmmakers and content owners access to license their IP year-round, increasing access to top producer and festival data insights. We have also launched an education series, “The Distribution Revolution Course,” designed to help educate current and future clients on the new wave in content distribution.

With the global film and video market expected to reach $318.2 billion by 2025 and $410.6 billion by 2030, this industry continues to expand and shows no signs of slowing.  Also on the increase are independent creators who are looking for new avenues away from Amazon, Netflix, HBO, and others, those who want to stay independent, but still wish to make their living and have their content seen.  These are our clients, and they are your investments as well.

I could not be more excited for Liquid Media Group’s next quarters and overall future, and thank you for your ongoing support.

Sincerely,

Joshua Jackson

CEO

Liquid Media Group

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

Industry

Jane Owen

Jane Owen PR

(323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com as well reports that we file with the U.S. Securities and Exchange Commission at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.